Mail Stop 4561
Via Fax (408) 974-2023

January 23, 2009

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

> **Re:** **Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2008**
> **Filed on November 5, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 27, 2008**
> **Filed on January 23, 2009**
> **Forms 8-K filed on October 21, 2008 and January 21, 2009**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your definitive proxy statement and your response letter dated January 5, 2008, in connection with the above-referenced Form 10-K, and we have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2008.

Form 10-K for the fiscal year ended September 27, 2008

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Review, Approval or Ratification of Transactions with Related Persons

Transactions with Related Persons, page 18

1.   You disclose that Apple enters into commercial dealings with Genetech and Google, but you have not provided all of the information called for by Item 404(a) of Regulation S-K with respect to these transactions. Please provide us with your analysis of why you believe Item 404(a) does not apply to the company's

commercial dealings with Genentech and Google. In this regard, tell us how you concluded that neither Dr. Levinson nor Dr. Schmidt has a "material direct or indirect interest in any such commercial dealings," in light of their respective positions as chief executive officers of Genentech and Google.

Form 10-Q for the Fiscal Quarter Ended December 27, 2008

Note 2. Financial Instruments

Cash, Cash Equivalents and Marketable Securities, page 7

2.   We note that the Company changed its accounting presentation for certain fixed-income securities for classification between short-term and long-term marketable securities. Please explain in further detail the difference in the Company's prior methodology (i.e. classification based on the nature of the securities and their availability for use in current operations) and the Company's current methodology (i.e. classification based on each instrument's underlying contractual maturity date), what accounting literature the Company considered in determining that both methods were appropriate under GAAP, and why the new method is preferable. Additionally, please tell us how the Company determined that Q1'09 was the appropriate period to adopt the change in accounting principal. Please confirm if there were any changes in the Company's ability to redeem marketable securities prior to their original maturity date.

Forms 8-K filed on October 21, 2008 and January 21, 2009

3.   We note your presentation of a non-GAAP condensed consolidated statements of operations in the Forms 8-K noted above. We believe the presentation of a condensed non-GAAP operating statement appearing in these Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David L. Orlic, Special Counsel, at (202) 551-3503.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant